Electronic Articles of Incorporation
For

2MDOPINION, INC.

P23000079718
FILED
November 13, 2023
Sec. Of State
tscott

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

2MDOPINION, INC.

Article II

The principal place of business address:

15-270 ESNA PARK DRIVE
MARKHAM, ONTARIO, . CA L3R 1H3

The mailing address of the corporation is:

15108 ASHLAND DR
F 185
DELRAY BEACH, FL. UN 33484

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

10,000,000

Article V

The name and Florida street address of the registered agent is:

GERALD WOLFF
15108 ASHLAND DR
F 185
DELRAY BEACH, FL. 33484

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: GERALD WOLFF

P23000079718
FILED
November 13, 2023
Sec. Of State
tscott

Article VI

The name and address of the incorporator is:

WOLFF GERALD
119 MORLEY CIRCLE

MELVILLE, NEW YORK 11747

Electronic Signature of Incorporator: GERALD WOLFF

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: CEO
AMR BANNIS
7777 DAVIE ROAD EXT.
HOLLYWOOD, FL. 33024 US

Title: CFO
AMR BANNIS
7777 DAVIE ROAD EXT,
HOLLYWOOF, FL. 33024 US

Title: SEC'
OMAR WASSEF
7777 DAVIE ROAD EXT.
HOLLYWOOD, FL. 33024 US

Article VIII

The effective date for this corporation shall be:

01/01/2024



State of Florida

Department of State

I certify from the records of this office that 2MDOPINION, INC. is a corporation organized under the laws of the State of Florida, filed on November 13, 2023, effective January 1, 2024.

The document number of this corporation is P23000079718.

I further certify that said corporation has paid all fees due this office through December 31, 2023, and its status is active.

I further certify that said corporation has not filed Articles of Dissolution.

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Twenty-fourth day of January, 2024



Cord Byrd
Secretary of State

CR2E022 (01-11)